OSISKO GOLD ROYALTIES LTD

Unaudited Condensed Interim
Consolidated Financial Statements

For the three and nine months
ended
September 30, 2019

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2019	2018
	Notes	$	$
		(Note 3)
Assets
Current assets
Cash	4	123,702	174,265
Short-term investments		25,844	10,000
Amounts receivable		18,241	12,321
Other assets		1,289	1,015
		169,076	197,601
Non-current assets
Investments in associates	5	212,668	304,911
Other investments	6	53,813	109,603
Royalty, stream and other interests	7	1,296,798	1,414,668
Exploration and evaluation		92,909	95,002
Goodwill		111,204	111,204
Other assets	3	11,887	1,657
		1,948,355	2,234,646
Liabilities
Current liabilities
Accounts payable and accrued liabilities		10,245	11,732
Dividends payable		7,200	7,779
Provisions	8	-	3,494
Lease liabilities	3	786	-
		18,231	23,005
Non-current liabilities
Long-term debt	9	347,638	352,769
Lease liabilities	3	9,533	-
Deferred income taxes		66,666	87,277
		442,068	463,051
Equity
Share capital		1,502,978	1,609,162
Warrants	10	18,072	30,901
Contributed surplus		34,041	21,230
Equity component of convertible debentures		17,601	17,601
Accumulated other comprehensive income		19,998	23,499
Retained earnings (deficit)		(86,403)	69,202
		1,506,287	1,771,595
		1,948,355	2,234,646

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Income (Loss)
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Nine months ended
			September 30,		September 30,
		2019	2018	2019	2018
	Notes	$	$	$	$

Revenues	12	109,235	111,702	341,567	375,135

Cost of sales	12	(77,419)	(82,748)	(247,616)	(284,705)
Depletion of royalty, stream and other interests		(10,965)	(13,136)	(35,166)	(39,637)
Gross profit		20,851	15,818	58,785	50,793

Other operating expenses
General and administrative	17	(4,607)	(3,692)	(15,173)	(13,342)
Business development	17	(1,375)	(1,077)	(4,899)	(3,750)
Gain on disposal of an offtake interest	7	7,636	-	7,636	-
Impairment of assets	7	(60,800)	-	(99,700)	-
Operating income (loss)		(38,295)	11,049	(53,351)	33,701
Interest income		1,041	1,041	3,033	3,581
Dividend income		50	228	150	278
Finance costs		(5,843)	(6,396)	(17,382)	(19,291)
Foreign exchange gain (loss)		508	(160)	(1,104)	92
Share of loss of associates		(4,146)	(4,139)	(14,688)	(6,558)
Other gains (losses), net	12	(10,971)	5,781	(16,304)	1,580
Earnings (loss) before income taxes		(57,656)	7,404	(99,646)	13,383
Income tax recovery (expense)		11,732	(1,930)	20,626	(5,088)
Net earnings (loss)		(45,924)	5,474	(79,020)	8,295

Net earnings (loss) per share	13
Basic and diluted		(0.32)	0.04	(0.52)	0.05

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$

Net earnings (loss)	(45,924)	5,474	(79,020)	8,295

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income (loss)
Changes in fair value of financial assets at fair value through comprehensive income	(465)	(2,827)	7,957	(21,242)
Income tax effect	62	375	(1,019)	2,906
Share of other comprehensive loss of associates	-	(365)	(352)	(464)

Items that may be reclassified to the consolidated statement of income (loss)
Cumulative translation adjustments	6,964	(12,702)	(18,051)	23,161
Disposal of an investment in an associate
Reclassification to the statements of income (loss) of the other comprehensive loss	-	-	695	-
Income tax effect	-	-	(92)	-

Other comprehensive income (loss)	6,561	(15,519)	(10,862)	4,361

Comprehensive income (loss)	(39,363)	(10,045)	(89,882)	12,656

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Nine months ended
			September 30,		September 30,
	Notes	2019	2018	2019	2018
		$	$	$	$

Operating activities
Net earnings (loss)		(45,924)	5,474	(79,020)	8,295
Adjustments for:
Share-based compensation		2,052	521	6,273	3,550
Depletion and amortization		11,287	13,181	36,113	39,766
Net gain on disposal of an offtake interest		(7,636)	-	(7,636)	-
Impairment of assets		60,800	-	99,700	-
Finance costs		1,817	1,727	5,291	5,071
Share of loss of associates		4,146	4,139	14,688	6,558
Net gain on acquisition of investments		(540)	-	(628)	(1,908)
Net loss (gain) on disposal of investments		(1,091)	(6,956)	3,136	(6,956)
Change in fair value of financial assets at fair value through profit and loss		205	1,175	1,399	7,031
Impairment of an investment in an associate		12,500	-	12,500	-
Deferred income tax expense (recovery)		(12,001)	1,742	(21,267)	4,484
Foreign exchange loss (gain)		(498)	153	1,145	564
Settlement of restricted and deferred share units		-	(2,588)	(589)	(3,087)
Other		(66)	50	30	395
Net cash flows provided by operating activities before changes in non-cash working capital items		25,051	18,618	71,135	63,763
Changes in non-cash working capital items	14	3,243	2,018	3,259	(164)
Net cash flows provided by operating activities		28,294	20,636	74,394	63,599

Investing activities
Short-term investments		(9,614)	(9,000)	(25,844)	(10,000)
Acquisition of investments		(7,359)	(22,317)	(47,896)	(94,757)
Proceeds on disposal of investments	10	71,434	-	129,908	27,043
Acquisition of royalty and stream interests		(43,501)	(33,859)	(71,470)	(92,970)
Proceeds on disposal of royalty and offtake interests		43,182	-	43,182	-
Exploration and evaluation tax credits (expenses), net		(69)	2,010	81	3,203
Other assets		(128)	(9)	(603)	(92)
Net cash flows provided by (used in) investing activities		53,945	(63,175)	27,358	(167,573)

Financing activities
Exercise of share options and shares issued under the share purchase plan		15,446	82	21,714	272
Increase in long-term debt		19,772	-	19,772	-
Financing fees		(490)	-	(490)	(379)
Repayment of long-term debt		-	-	(30,000)	(51,820)
Common shares acquired and cancelled through a share repurchase	10	(71,434)	-	(129,486)	-
Normal course issuer bid purchase of common shares		-	-	(11,901)	(21,986)
Dividends paid		(6,736)	(7,406)	(20,538)	(21,399)
Other		278	-	86	(186)
Net cash flows used in financing activities		(43,164)	(7,324)	(150,843)	(95,498)

Effects of exchange rate changes on cash and cash equivalents		1,038	(1,580)	(1,472)	2,955

Increase (decrease) in cash and cash equivalents		40,113	(51,443)	(50,563)	(196,517)
Cash and cash equivalents – beginning of period		83,589	188,631	174,265	333,705
Cash and cash equivalents – end of period		123,702	137,188	123,702	137,188

Additional information related to the consolidated statements of cash flows is presented in Notes 6, 10, 14 and 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2019
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Number of				Equity	Accumulated
		common				component of	other	Retained
		shares	Share		Contributed	convertible	comprehensive	earnings
	Notes	outstanding	capital	Warrants	surplus	debentures	income(i)	(deficit)	Total
			($)	($)	($)	($)	($)	($)	($)
Balance - January 1, 2019		155,443,351	1,609,162	30,901	21,230	17,601	23,499	69,202	1,771,595
Adoption of IFRS 16	3	-	-	-	-	-	-	(383)	(383)

Net loss		-	-	-	-	-	-	(79,020)	(79,020)
Other comprehensive loss		-	-	-	-	-	(10,862)	-	(10,862)
Comprehensive loss		-	-	-	-	-	(10,862)	(79,020)	(89,882)
Dividends declared	10	-	-	-	-	-	-	(22,102)	(22,102)
Shares issued – Dividends reinvestment plan	10	175,130	2,143	-	-	-	-	-	2,143
Shares issued – Employee share purchase plan		26,335	356	-	-	-	-	-	356
Share options:
Shared-based compensation		-	-	-	2,316	-	-	-	2,316
Fair value of options exercised		-	5,343	-	(5,343)	-	-	-	-
Proceeds from exercise of options		1,355,531	19,776	-	-	-	-	-	19,776
Replacement share options:
Fair value of options exercised		-	917	-	(917)	-	-	-	-
Proceeds from exercise of options		148,984	1,715	-	-	-	-	-	1,715
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	2,807	-	-	-	2,807
Settlement		82,086	804	-	(1,729)	-	-	(336)	(1,261)
Income tax impact		-	-	-	75	-	-	-	75
Deferred share units to be settled in common shares:
Transfer of units from cash-settled to equity-settled		-	-	-	3,722	-	-	-	3,722
Share-based compensation		-	-	-	333	-	-	-	333
Settlement		7,875	104	-	(222)	-	-	-	(118)
Income tax impact		-	-	-	33	-	-	-	33
Normal course issuer bid purchase of common shares	10	(852,500)	(8,826)	-	-	-	-	(1,373)	(10,199)
Common shares acquired and cancelled through a share repurchase	10	(12,385,717)	(128,516)	-	(1,093)	-	-	(45,030)	(174,639)
Warrants expired	10	-	-	(12,829)	12,829	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	7,361	(7,361)	-
Balance – September 30, 2019		144,001,075	1,502,978	18,072	34,041	17,601	19,998	(86,403)	1,506,287

(i)

As at September 30, 2019, accumulated other comprehensive income comprises items that will not be recycled to the consolidated statement of income (loss) amounting to ($23.8 million) and items that may be recycled to the consolidated statement of income (loss) amounting to $43.8 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the nine months ended September 30, 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Number of				Equity	Accumulated
	common				component of	other
	shares	Share		Contributed	convertible	comprehensive	Retained
	outstanding	capital	Warrants	surplus	debentures	loss(i)	earnings	Total
		($)	($)	($	($)	($)	($)	($)
Balance - January 1, 2018	157,797,193	1,633,013	30,901	13,265	17,601	(2,878)	202,503	1,894,405

Net earnings	-	-	-	-	-	-	8,295	8,295
Other comprehensive income	-	-	-	-	-	4,361	-	4,361
Comprehensive income	-	-	-	-	-	4,361	8,295	12,656
Dividends declared	-	-	-	-	-	-	(23,434)	(23,434)
Shares issued – Dividends reinvestment plan	171,527	2,113	-	-	-	-	-	2,113
Shares issued – Employee share purchase plan	28,834	374	-	-	-	-	-	374
Share options:
Shared-based compensation	-	-	-	2,410	-	-	-	2,410
Replacement share options:
Fair value of options exercised	-	13	-	(13)	-	-	-	-
Proceeds from exercise of options	2,710	38	-	-	-	-	-	38
Restricted share units to be settled in common shares	-	-	-	1,620	-	-	-	1,620
Normal course issuer bid purchase of common shares	(1,742,299)	(12,642)	-	-	-	-	(9,344)	(21,986)
Transfer of realized gain on financial assets at fair value through other comprehensive income	-	-	-	-	-	(8,514)	8,514	-
Balance – September 30, 2018	156,257,965	1,622,909	30,901	17,282	17,601	(7,031)	186,534	1,868,196

(i)

As at September 30, 2018, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income amounting to ($31,029,000) and items that may be recycled to the consolidated statement of income amounting to $23,998,000.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada. The cornerstone assets include a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore mine and a 9.6% diamond stream on the Renard diamond mine, all located in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. In addition, the Company invests in equities of exploration and development companies.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including International Accounting Standard ("IAS") 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of a new accounting standard (Note 3).

The Board of Directors approved the interim condensed consolidated financial statements on November 6, 2019.

3.	New accounting standard

New accounting standard - IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer ("lessee") and the supplier ("lessor"). IFRS 16 replaces IAS 17, Leases, and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and incurring a financing obligation corresponding to the lease payments to be made over time. Accordingly, for lessees, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as was required by IAS 17 and, instead, introduces a single lessee accounting model.

Applying that model, a lessee is required to recognize:

	i)	assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and
	ii)	amortization of lease assets separately from interest on lease liabilities in the statement of income (loss).

Management has reviewed all of the Company’s leasing arrangements in light of the requirements of IFRS 16. The standard affects primarily the accounting for the Company’s operating leases. As at December 31, 2018, the Company had non-cancellable operating lease commitments of $13.0 million. Of these commitments, approximately $0.6 million were related to short-term leases which are not recognized as a right-of-use asset and continue to be recognized on a straight-line basis as general and administrative expense in the consolidated statement of income (loss).

The new standard is effective for the Company’s annual periods beginning on January 1, 2019. The Company applied the simplified transition approach and, consequently, did not restate comparative figures for 2018. Right-of-use assets for property leases were measured on transition as if the new standard had been applied since the respective leases’ commencement date but using the Company’s incremental borrowing rate of 4.79% as at January 1, 2019.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

3.	New accounting standards (continued)

New accounting standard - IFRS 16, Leases (continued)

The Company recognized right-of-use assets of $9.4 million on January 1, 2019 (presented under other assets on the consolidated balance sheet), lease liabilities of $10.0 million and deferred tax assets of $0.1 million. Overall, net assets were approximately $0.4 million lower, and net current assets were $0.7 million lower due to the presentation of a portion of the lease liability as a current liability. The adoption of IFRS 16 will also have the effect of reducing net income after tax for 2019 based on the leases in place on January 1, 2019. For the same period, operating cash flows will increase and financing cash flows will decrease as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The Company’s activities as a lessor are not material.

Accounting policy - Leases

The Company is committed to long-term lease agreements, mainly for office space. Prior to January 1, 2019, payments made under operating lease agreements were recognized in profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset (presented under non-current other assets on the consolidated balance sheet) and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Payments associated with short-term leases (12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.

4.	Cash

As at September 30, 2019 and December 31, 2018, cash held in U.S. dollars amounted respectively to US$74.8 million ($99.0 million) and US$52.7 million ($71.9 million).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Investments in associates

	Nine months ended	Year ended
	September 30,	December 31,
	2019	2018
	$	$
Balance – Beginning of period	304,911	257,433
Acquisitions	27,574	87,134
Interests receivable paid in shares (Note 17)	1,820	-
Exercise of warrants	2,209	-
Transfers from other investments	-	7,048
Share of loss, net	(14,688)	(9,013)
Share of other comprehensive income (loss), net	(352)	433
Net gain on ownership dilution	103	1,545
Loss on disposals	(2,440)	-
Disposals (Note 10)	(84,293)	-
Gain on deemed disposals	-	6,956
Impairment (i)	(12,500)	-
Transfers to other investments	(9,676)	(46,625)
Balance – End of period, net	212,668	304,911

(i) On September 30, 2019, the Company determined that its net investment in Falco Resources Ltd. ("Falco") was impaired. This determination was made considering, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the share price and the business outlook for the investee, including factors such as the current and expected status of the investee’s development projects. The net investment in Falco was written down to its estimated fair value and, therefore, an impairment charge of $12.5 million ($10.8 million, net of income taxes) was recorded during the three months ended September 30, 2019.

6.	Other investments

	Nine months ended	Year ended
	September 30,	December 31,
	2019	2018
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	3,348	8,092
Acquisitions	510	3,093
Exercise	(1,055)	-
Change in fair value	(1,399)	(7,837)
Balance – End of period	1,404	3,348

Fair value through other comprehensive income (shares)
Balance – Beginning of period	104,055	106,841
Acquisitions	25,167	14,453
Transfers from associates	9,676	46,625
Change in fair value	7,958	(29,773)
Transfers to associates	-	(7,048)
Disposals (Note 10)	(96,647)	(27,043)
Balance – End of period	50,209	104,055

Amortized cost
Balance – Beginning of period	2,200	200
Acquisition	-	2,000
Balance – End of period	2,200	2,200
Total	53,813	109,603

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Other investments (continued)

During the nine months ended September 30, 2019, an investment in a company classified as an investment at fair value through other comprehensive income was acquired by way of a share exchange. This non-cash transaction resulted in the disposal of the investment in the acquiree and the acquisition of an investment in the acquirer for an amount of $5.7 million.

Other investments comprise common shares, warrants and notes receivable, mostly from Canadian publicly traded companies.

7.	Royalty, stream and other interests

			Nine months ended
			September 30, 2019
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	707,723	606,410	100,535	1,414,668
Acquisitions	35,304	48,454	-	83,758
Transfer	(10,000)	10,000	-	-
Disposal	(1,864)	-	(47,116)	(48,980)
Depletion	(15,294)	(17,339)	(2,533)	(35,166)
Impairment	(489)	(91,795)	(7,416)	(99,700)
Translation adjustments	(2,922)	(11,979)	(2,881)	(17,782)

Balance – End of period	712,458	543,751	40,589	1,296,798

Producing
Cost	507,849	514,733	19,161	1,041,743
Accumulated depletion and impairment	(312,820)	(136,391)	(13,023)	(462,234)
Net book value – End of period	195,029	378,342	6,138	579,509

Development
Cost	284,140	171,103	32,507	487,750
Accumulated depletion and impairment	-	(5,694)	(7,416)	(13,110)
Net book value – End of period	284,140	165,409	25,091	474,640

Exploration and evaluation
Cost	233,289	-	9,360	242,649
Accumulated depletion	-	-	-	-
Net book value – End of period	233,289	-	9,360	242,649

Total net book value – End of period	712,458	543,751	40,589	1,296,798

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests (continued)

Main acquisitions – 2019

Horne 5 property – silver stream (Falco Resources Ltd.)

In 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Falco Silver Stream is secured by a first priority lien on the project and all assets of Falco.

The Falco Silver Stream was closed in February 2019, which triggered the payment of the first installment of $25.0 million to Falco. Two previously outstanding notes receivable amounting to $20.0 million were applied against the first installment ($10.0 million was included under Short-term investment on the consolidated balance sheet and $10.0 million was under Royalty, stream and other interests as the note was convertible into a 1% NSR royalty at the sole discretion of Osisko) and the remaining balance of $5.0 million was paid to Falco.

Dublin Gulch property – NSR royalty (Victoria Gold Corp.)

In 2018, Osisko acquired from Victoria Gold Corp. ("Victoria"), an associate of the Company, a 5% NSR royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada. During the year ended December 31, 2018, payments totaling $78.4 million were made under the royalty agreement. The remaining balance of $19.6 million was paid during the three months ended March 31, 2019.

Mantos Blancos – silver stream (Mantos Copper S.A.)

In September 2019, Osisko invested an additional US$25.0 million ($33.4 million) on its existing silver stream with Mantos Copper S.A. with respect to 100% of the silver produced from the Mantos Blancos copper mine located in Chile. Under the terms of the stream amendments, the ongoing transfer price payment per ounce were reduced from 25% to 8% of the spot silver price on the date of delivery and the tail stream was increased from 30% to 40% of payable silver after 19.3 million ounces of refined silver have been delivered. In addition, Mantos Copper S.A.’s right to buy back 50% of the silver stream in September 2019 or 2020 has been terminated.

Main disposal – 2019

Brucejack offtake

On September 15, 2019, Osisko Bermuda Limited ("OBL"), a wholly owned subsidiary of Osisko, has entered into an agreement with Pretium Exploration Inc., a subsidiary of Pretium Resources Inc. in regards to the sale of OBL’s interest in the Brucejack gold offtake contract for a cash purchase price of US$41.3 million ($54.7 million). An amount of US$31.2 million ($41.3 million) was paid on September 30, 2019 and the remaining US$10.1 million ($13.4 million) will be paid on November 30, 2019. The disposal generated a gain of US$5.8 million ($7.6 million).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests (continued)

Main impairments – 2019

Renard mine diamond stream (Stornoway Diamond Corporation)

	a)	Three months ended March 31, 2019

On March 28, 2019, the operator of the Renard diamond mine in Québec, Canada, announced a significant impairment charge of $83.2 million on its Renard diamond mine reflecting an outlook of lower than expected diamond pricing. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2019. The Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream for the three months ended March 31, 2019.

On March 31, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $122.4 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.7%.

A sensitivity analysis was performed by management for the long-term diamond price and the post-tax real discount rate (in isolation). If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management’s estimates, the Company would have recognized an additional impairment charge of $6.1 million ($4.5 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates, the Company would have recognized an additional impairment charge of $6.0 million ($4.4 million, net of income taxes).

	b)	Three months ended September 30, 2019

On September 9, 2019, the operator of the Renard diamond mine, Stornoway Diamond Corporation, announced that it had applied to the Superior Court of Québec (Commercial Division) for protection under the Companies’ Creditors Arrangement Act ("CCAA") in order to restructure its business and financial affairs. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2019. The Company recorded an impairment charge of $47.2 million ($34.6 million, net of income taxes) on the Renard diamond stream for the three months ended September 30, 2019.

On September 30, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $70.2 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.6%.

A sensitivity analysis was performed by management for the long-term diamond price and the post-tax real discount rate (in isolation). If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management’s estimates, the Company would have recognized an additional impairment charge of $7.0 million ($5.1 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates, the Company would have recognized an additional impairment charge of $3.0 million ($2.2 million, net of income taxes).

Amulsar stream and offtake (Lydian International Limited)

On September 16, 2019, Lydian International Limited announced a delay in the timing of the construction activities, expected first gold pour and ramp up to full production as a result of the 15-month blockade on construction as well as changes to the expected life of mine and annual production for the Amulsar project. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2019. The Company recorded an impairment charge of US$9.9 million ($13.1 million) on the Amulsar stream and offtake for the three months ended September 30, 2019.

On September 30, 2019, the Amulsar stream and offtake were written down to their estimated recoverable amount of US$73.7 million ($97.0 million), which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Amulsar stream and offtake is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold and silver from the Amulsar stream and offtake over the estimated life of the Amulsar mine, based on expected long-term gold and silver prices per ounce of US$1,350 and US$17.75, respectively, and a post-tax real discount rate of 6.1%.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7.	Royalty, stream and other interests (continued)

Main impairments – 2019 (continued)

Amulsar stream and offtake (Lydian International Limited) (continued)

A sensitivity analysis was performed by management for the long-term gold and silver prices and the post-tax real discount rate (in isolation). If the long-term gold and silver prices per ounce applied to the cash flow projections had been 10% lower than management’s estimates, the Company would have recognized an additional impairment charge of $9.2 million. If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management’s estimates, the Company would have recognized an additional impairment charge of $4.6 million.

				Year ended
			December 31, 2018
	Royalty	Stream	Offtake
	interests	interests	interests	Total
	$	$	$	$

Balance – Beginning of period	770,530	700,078	105,164	1,575,772
Acquisitions	109,670	31,431	-	141,101
Conversion	-	4,278	(4,278)	-
Disposal	-	(150,289)	-	(150,289)
Depletion	(26,972)	(21,217)	(4,423)	(52,612)
Impairment	(153,639)	-	(4,561)	(158,200)
Translation adjustments	8,134	42,129	8,633	58,896

Balance – End of period	707,723	606,410	100,535	1,414,668

Producing
Cost	510,738	489,407	68,072	1,068,217
Accumulated depletion and impairment	(297,137)	(33,502)	(10,665)	(341,304)
Net book value – End of period	213,601	455,905	57,407	726,913

Development
Cost	270,066	150,505	33,486	454,057
Accumulated depletion	-	-	-	-
Net book value – End of period	270,066	150,505	33,486	454,057

Exploration and evaluation
Cost	224,056	-	9,642	233,698
Accumulated depletion	-	-	-	-
Net book value – End of period	224,056	-	9,642	233,698

Total net book value – End of period	707,723	606,410	100,535	1,414,668

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Provisions and other liabilities

		Nine months ended				Year ended
		September 30, 2019			December 31, 2018
	Restricted	Deferred		Restricted	Deferred
	share units	share units	Total	share units	share units	Total
	($)	$	($)	($)	($)	($)

Balance – Beginning of period	32	3,462	3,494	4,343	3,325	7,668
New liabilities	11	416	427	1,906	1,323	3,229
Settlement of liabilities	(45)	(544)	(589)	(2,618)	(499)	(3,117)
Transfer – RSU to be settled in equity	-	-	-	(2,426)	-	(2,426)
Transfer – DSU to be settled in equity	-	(3,722)	(3,722)	-	-	-
Revision of estimates	2	388	390	(1,173)	(687)	(1,860)
Balance – End of period	-	-	-	32	3,462	3,494

Current portion	-	-	-	32	3,462	3,494
Non-current portion	-	-	-	-	-	-
	-	-	-	32	3,462	3,494

Additional information on the Deferred Share Units ("DSU") and Restricted Share Units ("RSU") are presented in Note 11.

9.	Long-term debt

The movements in the long-term debt are as follows:

	Nine months ended	Year ended
	September 30,	December 31,
	2019	2018
	($)	($)

Balance – Beginning of period	352,769	464,308
Increase in revolving credit facility	19,772	-
Decrease in revolving credit facility	(30,000)	(123,475)
Amortization of transaction costs	1,590	2,036
Accretion expense	3,414	4,456
Foreign exchange revaluation impact	93	5,444
Balance – End of period	347,638	352,769

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued)

The summary of the long-term debt is as follows:

	September 30,	December 31,
	2019	2018
	($)	($)

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	19,865	30,000
Long-term debt	369,865	380,000
Unamortized debt issuance costs	(7,277)	(8,867)
Unamortized accretion on convertible debentures	(14,950)	(18,364)
Long-term debt, net of issuance costs	347,638	352,769
Current portion	-	-
Non-current portion	347,638	352,769
	347,638	352,769

(i)	Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Ressources Québec, a wholly-owned subsidiary of Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Ressources Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

(ii)	Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder’s option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

(iii)	Revolving credit facility

In September 2019, the Company amended its revolving credit facility (the "Facility") increasing the amount from $350.0 million to $400.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $500.0 million), and extended its maturity date by one year to November 14, 2023. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company’s assets, present and future (including the royalty, stream and other interests).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9.	Long-term debt (continued)

(iii) Revolving credit facility (continued)

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate ("LIBOR") plus an applicable margin depending on the Company’s leverage ratio. As at September 30, 2019, the Facility was drawn for US$15.0 million ($19.9 million) and the effective interest rate was 4.05%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at September 30, 2019, all such ratios and requirements were met.

10.	Share capital and warrants

Share repurchase and secondary offering

On June 25, 2019, Osisko announced that Betelgeuse LLC ("Orion"), a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, had entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, an aggregate of 7,850,000 common shares of the Company held by Orion (the "Secondary Offering") at an offering price of $14.10 per common share (the "Secondary Offering Price"). Osisko has not received any of the proceeds of the Secondary Offering. Orion has granted the underwriters an over-allotment option (the "Over-Allotment Option"), exercisable at any time up to 30 days from and including the date of closing of the Secondary Offering, to purchase up to 1,177,500 additional common shares, at the Secondary Offering Price. The Secondary Offering closed on July 11, 2019 and the Over-Allotment Option was exercised in full by the underwriters on July 18, 2019.

In a concurrent transaction, Osisko has agreed to purchase for cancellation 12,385,717 of its common shares from Orion (the "Share Repurchase"), for an aggregate purchase price paid by Osisko to Orion of $174.6 million. The purchase price per common share to be paid by Osisko under the Share Repurchase was determined to be the Secondary Offering Price. Payment from Osisko to Orion consists of a combination of cash ($129.5 million) and the direct transfer of investments in associates and other investments held by Osisko ($45.1 million). In a concurrent transaction, Osisko has also agreed to sell to separate entities managed by Orion Resource Partners certain other equity securities held by Osisko for cash. The Share Repurchase will result in an 8% reduction in basic common shares outstanding.

On June 28, 2019, Osisko and Orion completed the first tranche of the Share Repurchase. A total of 7,319,499 common shares of Osisko were acquired from Orion and subsequently cancelled. A portion of the purchase price of $103.2 million for the first tranche of the Share Repurchase was paid in cash (from the sale of all of the common shares held by Osisko in Dalradian Resources Inc. to another entity managed by Orion Resource Partners) and a portion was paid in the form of the transfer from Osisko to Orion of investments in associates and other investments.

On July 15, 2019, Osisko and Orion closed the second tranche of the Share Repurchase for the acquisition and cancellation of 5,066,218 common shares of Osisko. The purchase price of $71.4 million was paid in cash (from the sale of all of the common shares held by Osisko in Victoria to another entity managed by Orion Resource Partners for a cash consideration of $71.4 million).

Company	Settlement	Quarter	Value

Victoria Gold Corp. (associate)	Cash	Third	$71.4 million
Dalradian Resources Inc. (other investment)	Cash	Second	$58.1 million
Aquila Resources Inc. (associate)	Transfer	Second	$9.7 million
Highland Copper Company Inc. (associate)	Transfer	Second	$3.0 million
Other investments	Transfer	Second	$32.4 million

$174.6 million

The transaction costs related to the Share Repurchase and Secondary Offering were reimbursed by Orion.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Share capital and warrants (continued)

Normal course issuer bid

In December 2018, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2018 NCIB program, Osisko may acquire up to 10,459,829 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2018 NCIB program are authorized until December 11, 2019. Daily purchases will be limited to 71,940 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2018, being 287,760 Common Shares.

During the three months ended March 31, 2019, the Company purchased for cancellation a total of 852,500 common shares under the 2018 NCIB program for $10.2 million (average acquisition price per share of $11.96). The Company also paid $1.7 million for shares acquired for cancellation in December 2018. The Company did not purchase any common shares under the 2018 NCIB program during the three months ended June 30, 2019 and September 30, 2019.

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2019:

					Dividend
Declaration date	Dividend per share	Record date	Payment date	Dividend payable	reinvestment plan(i)
	$			$

February 20, 2019	0.05	March 29, 2019	April 15, 2019	7,757,000	5,087,058
May 1, 2019	0.05	June 28, 2019	July 15, 2019	7,145,000	8,157,756
July 31, 2019	0.05	September 30, 2019	October 15, 2019	7,200,000	5,672,755

	0.15			22,102,000

(i)	Number of common shares held by shareholders participating to the dividend reinvestment plan ("DRIP").

During the three and nine months ended September 30, 2019, the Company issued respectively 30,873 and 175,130 common shares under the DRIP, at a discount rate of 3%.

As at September 30, 2019, the holders of 5,672,755 common shares had elected to participate in the DRIP, representing dividends payable of $284,000. Therefore, 23,479 common shares were issued on October 15, 2019 at a discount rate of 3%.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Share capital and warrants (continued)

Warrants

The following table summarizes the Company’s movements for the warrants outstanding:

		Nine months ended				Year ended
		September 30, 2019			December 31, 2018
			Weighted			Weighted
			average			average
	Number of		exercise	Number of		exercise
	Warrants(i),(ii)	Amount	price	Warrants(i),(ii)	Amount	price
		$	$		$	$

Balance – Beginning of period	11,195,500	30,901	27.61	11,195,500	30,901	27.61
Expired (i)	(5,715,500)	(12,829)	19.08	-	-	-
Balance – End of period	5,480,000	18,072	36.50	11,195,500	30,901	27.61

(i)	5,715,500 warrants entitling the holder to purchase one common share of Osisko at a price of $19.08 expired unexercised on February 26, 2019.
(ii)	5,480,000 warrants entitling the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

11.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Nine months ended			Year ended
	September 30, 2019		December 31, 2018
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	4,305,980	14.49	3,537,123	14.90
Granted(i)	1,037,200	13.71	886,900	12.85
Exercised	(1,355,531)	14.59	-	-
Exercised – Virginia replacement share options(ii)	(148,984)	11.51	(2,710)	13.93
Expired	(7,999)	15.80	(44,866)	15.15
Forfeited	(23,267)	13.72	(70,467)	14.43
Balance – End of period	3,807,399	14.36	4,305,980	14.49
Options exercisable – End of period	1,975,102	14.86	2,720,879	14.72

(i)	Options were granted to officers, management, employees and/or consultants.
(ii)	Share options issued as replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the nine months ended September 30, 2019 was $16.24 ($14.71 for the year ended December 31, 2018).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation (continued)

Share options (continued)

The following table summarizes the Company’s share options outstanding as at September 30, 2019:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
9.79 – 12.97	813,706	12.75	3.58	255,974	12.53
13.38 – 13.93	1,599,893	13.53	3.47	599,560	13.40
14.78 – 15.97	692,300	15.80	1.03	641,300	15.80
16.66 – 17.84	701,500	16.68	2.61	478,268	16.68
	3,807,399	14.36	2.89	1,975,102	14.86

Share options – Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Nine months ended	Year ended
	September 30, 2019	December 31, 2018

Dividend per share	1%	1%
Expected volatility	34%	35%
Risk-free interest rate	2%	2%
Expected life	47 months	46 months
Weighted average share price	$13.71	$12.85
Weighted average fair value of options granted	$3.39	$3.37

The expected volatility was estimated using Osisko’s historical data from the date of grant and for a period corresponding to the expected life of the options. Share options are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is recognized as compensation expense over the vesting period. For the three and nine months ended September 30, 2019, the total share-based compensation related to share options on the consolidated statements of income (loss) amounted to $0.8 million and $2.3 million, respectively ($0.8 million and $2.4 million for the three and nine months ended September 30, 2018, respectively).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Share-based compensation (continued)

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

			Nine months ended				Year ended
			September 30, 2019			December 31, 2018
	DSU(i)	DSU(i)	RSU	RSU(ii)	DSU(i)	RSU(ii)	RSU(iii)
	(cash)	(equity)	(cash)	(equity)	(cash)	(cash)	(equity)

Balance – Beginning of period	317,209	-	3,046	848,759	266,442	600,627	-
Granted	-	66,000	-	367,300	82,600	23,700	429,262
Reinvested (dividends on common shares)	2,352	1,195	23	10,237	4,696	7,064	6,277
Settled	(37,185)	(16,866)	(3,069)	(161,369)	(36,529)	(192,719)	-
Transfer from cash-settled to equity-settled	(282,376)	282,376	-	-	-	(428,090)	428,090
Forfeited	-	(8,832)	-	(7,900)	-	(7,536)	(14,870)
Balance – End of period	-	323,873	-	1,057,027	317,209	3,046	848,759

Balance – Vested	-	266,466	-	70,031	233,883	-	69,257

(i)

In May 2019, following an amendment to the DSU Plan, all outstanding DSU were transferred from cash-settled to equity-settled as the Company now intends to settle these DSU in equity instead of cash. The Company has reclassified the fair value at the date of transfer from provisions and other liabilities to contributed surplus.

The DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii)

68,162 RSU were granted to management in 2018 as part of the 2017 short-term incentive plan (70,031 RSU after reinvestment of dividends). These RSU vested on the grant date and will be settled in common shares, cash or a combination of common shares and cash at the sole discretion of the Company on December 31, 2019. On the settlement date, one common share will be issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

The RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures. The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company’s shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance based components. On the settlement date, one common share will be issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

The total share-based compensation related to the DSU and RSU plans for the three and nine months ended September 30, 2019 amounted to $1.2 million and $4.0 million, respectively (recovery of $0.3 million and expense of $1.1 million for the three and nine months ended September 30, 2018, respectively).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12.	Additional information on the consolidated statements of income (loss)

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$

Revenues
Royalty interests	23,465	23,516	70,819	69,654
Stream interests	10,456	7,877	30,383	27,175
Offtake interests	75,314	80,309	240,365	278,306
	109,235	111,702	341,567	375,135

Cost of sales
Royalty interests	103	11	254	127
Stream interests	3,016	3,239	9,910	10,358
Offtake interests	74,300	79,498	237,452	274,220
	77,419	82,748	247,616	284,705

Other gains (losses), net
Change in fair value of financial assets at fair value through profit and loss	(205)	(1,175)	(1,399)	(7,031)
Net gain (loss) on dilution of investments in associates	103	-	103	(253)
Net gain on acquisition of investments(i)	540	-	628	1,908
Net gain (loss) on disposal of investments(ii)	1,091	6,956	(3,136)	6,956
Impairment of an investment in an associate (Note 5)	(12,500)	-	(12,500)	-
Other gains (losses), net	(10,971)	5,781	(16,304)	1,580

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.
(ii)	In 2019, the net gain (loss) on disposal of investments includes the gains and losses realized on the deemed disposal of associates.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Net earnings (loss) per share

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$
Net earnings (loss)	(45,924)	5,474	(79,020)	8,295

Basic weighted average number of common shares outstanding (in thousands)	144,446	156,252	151,570	156,711
Dilutive effect of share options	-	11	-	23
Diluted weighted average number of common shares	144,446	156,263	151,570	156,734

Net earnings (loss) per share
Basic	(0.32)	0.04	(0.52)	0.05
Diluted	(0.32)	0.04	(0.52)	0.05

As a result of the net loss for the three and nine months ended September 30, 2019, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share. For the three and nine months ended September 30, 2018, 4,222,447 share options, 11,195,500 outstanding warrants and 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

14.	Additional information on the consolidated statements of cash flows

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	($)	($)

Interests received measured using the effective rate method	570	910	1,981	3,327
Interests paid on long-term debt	857	1,659	8,609	13,136
Dividends received	50	228	150	278
Income taxes paid	135	188	507	604

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	7,923	(856)	5,359	(2,905)
Decrease in inventories	-	2,190	-	4,080
Decrease (increase) in other current assets	(322)	(24)	(274)	174
Increase (decrease) in accounts payable and accrued liabilities	(4,358)	708	(1,826)	(1,513)
	3,243	2,018	3,259	(164)

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			September 30, 2019
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,404	1,404
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	39,484	-	-	39,484
Other minerals	10,725	-	-	10,725
	50,209	-	1,404	51,613

			December 31, 2018
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,322	3,322
Other minerals	-	-	26	26
Financial assets at fair value through other comprehensive income (loss)(i)
Equity securities
Private mining exploration and development companies – precious metals	-	-	56,252	56,252
Publicly traded mining exploration and development companies
Precious metals	35,544	-	-	35,544
Other minerals	12,259	-	-	12,259
	47,803	-	59,600	107,403

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

During the nine months ended September 30, 2019, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and investments in private companies) for the nine months ended September 30, 2019 and 2018:

	2019	2018
	$	$

Balance – Beginning of period	59,600	8,092
Acquisitions	2,309	2,984
Deemed acquisition	-	46,625
Warrants exercised	(1,055)	-
Disposal (Note 10)	(58,051)	-
Change in fair value - warrants exercised(i)	(250)	-
Change in fair value - warrants expired(i)	(165)	(495)
Change in fair value - investments held at the end of the period(i)	(984)	3,091
Balance – End of period	1,404	60,297

(i) Recognized in the consolidated statements of income (loss) under other losses, net for the warrants and in the consolidated statements of other comprehensive income (loss) under changes in fair value of financial assets at fair value through comprehensive income (loss) for the investments in common shares in private companies.

The fair value of the warrants on equity securities of publicly traded mining exploration and development companies, classified as Level 3, is determined using the Black-Scholes option pricing model. The main non-observable input used in the model is the expected volatility. An increase/decrease in the expected volatility used in the models of 10% would lead to an increase/decrease in the fair value of the warrants of $0.3 million as at September 30, 2019 ($0.4 million as at September 30, 2018).

Foreign exchange contracts

During the nine months ended September 30, 2019, the Company entered into foreign exchange contracts (collar options) to sell US dollars and buy Canadian dollars for a total nominal amount of US$12.0 million. The contracts were put in place to protect revenues in Canadian dollars (from the sale of gold ounces received from royalty interests which are denominated in US dollars) from a stronger Canadian dollar. The fair value of the contracts is booked at each reporting period on the consolidated balance sheets. As at September 30, 2019, there were no foreign exchange contracts outstanding.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash, short-term investments, trade receivables, amounts receivable from associates and other receivables, accounts payable and accrued liabilities and long-term debt. The fair values of cash, short-term investments, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the non-current notes receivable approximate their carrying value as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumptions of those financial instruments.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

The following table presents the carrying amount and the fair value of the long-term debt, categorized as Levels 1 and 2, as at September 30, 2019:

		September 30, 2019
	Carrying
	amount	Fair value
	$	$

Long-term debt	347,638	374,124

16.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

Geographic revenues

Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2019 and 2018, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North	South
	America(i)	America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2019
Royalties	67,731	228	47	2,813	-	70,819
Streams	15,485	8,087	1,244	-	5,567	30,383
Offtakes	240,365	-	-	-	-	240,365

	323,581	8,315	1,291	2,813	5,567	341,567

2018
Royalties	65,992	368	30	3,264	-	69,654
Streams	12,828	7,875	754	-	5,718	27,175
Offtakes	254,475	943	22,888	-	-	278,306

	333,295	9,186	23,672	3,264	5,718	375,135

(i)	91% of revenues from North America were generated from Canada and the United States for the nine months ended September 30, 2019 (94% for the nine months ended September 30, 2018).

For the nine months ended September 30, 2019, one royalty interest generated revenues of $45.1 million ($44.8 million for the nine months ended September 30, 2018), which represented 43% of revenues (46% of revenues for the nine months ended September 30, 2018) (excluding revenues generated from the offtake interests).

For the nine months ended September 30, 2019, revenues generated from precious metals and diamonds represented 95% and 4%, respectively, of total revenues (84% and 14% excluding offtakes, respectively). For the nine months ended September 30, 2018, revenues generated from precious metals and diamonds represented 96% and 3%, respectively, of total revenues (85% and 12% excluding offtakes, respectively).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Segment disclosure (continued)

Royalty, stream and other interests, net

The following table summarizes the royalty, stream and other interests by country, as at September 30, 2019 and December 31, 2018, which is based on the location of the property related to the royalty, stream or other interests:

	North	South
	America(i)	America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2019
Royalties	644,610	31,807	9,968	10,858	-	15,215	712,458
Streams	197,747	204,196	2,899	-	77,348	61,561	543,751
Offtakes	7,054	-	8,445	-	25,090	-	40,589

	849,411	236,003	21,312	10,858	102,438	76,776	1,296,798

December 31, 2018
Royalties	643,193	27,133	10,002	12,180	-	15,215	707,723
Streams	269,257	181,681	3,524	-	85,544	66,404	606,410
Offtakes	58,145	-	8,904	-	33,486	-	100,535

	970,595	208,814	22,430	12,180	119,030	81,619	1,414,668

(i)	97% of net interests from North America are located in Canada and the United States as at September 30, 2019 (97% as at December 31, 2018).

17.	Related party transactions

During the three and nine months ended September 30, 2019 and 2018, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income (loss):

	Three months ended		Nine months ended
		September 30,		September 30,
	2019	2018	2019	2018
	$	$	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	294	306	693	1,112
Business development expenses	705	997	1,871	2,911
Total amounts invoiced to associates	999	1,303	2,564	4,023

An amount of $1.4 million (including sales taxes) is receivable from associates and included in amounts receivable as at September 30, 2019 ($3.2 million as at December 31, 2018).

During the three and nine months ended September 30, 2019 and 2018, interest revenues of $0.2 million and $0.5 million, respectively, were accounted for with regards to notes receivable from associates. As at September 30, 2019, interests receivable from associates of $0.5 million are included in amounts receivable ($1.7 million as at December 31, 2018). During the three months ended March 31, 2019, interests receivable of $1.8 million from two notes issued to Falco were converted into common shares of Falco.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Related party transactions (continued)

During the three months ended March 31, 2019, two notes receivable from Falco amounting to $20.0 million were applied against the first installment of a secured silver stream credit facility (Note 7). An additional secured senior note of $10.0 million was issued to Falco. The loan bears interest at a rate of 7%, compounded quarterly and the principal amount and accrued interests shall be payable on December 31, 2019.

Additional transactions with related parties are described under Notes 7 and 19.

18.	Credit bid transaction in regards to the Renard diamond mine

On September 9, 2019, Osisko announced that it has entered into a letter of intent ("LOI") with Stornoway Diamond Corporation and certain of its subsidiaries ("Stornoway") alongside other secured creditors under the bridge financing agreement entered into with Stornoway on June 10, 2019, including Diaquem Inc., a wholly-owned subsidiary of Ressources Québec Inc. (collectively the "Secured Creditors").

Under the terms of the LOI, Osisko and the Secured Creditors have confirmed their intention to form an entity which will acquire by way of a credit bid transaction all or substantially all of the assets and properties of Stornoway, and assume the debts and liabilities owing to the Secured Creditors as well as the ongoing obligations relating to the operation of the Renard mine, subject to certain limited exceptions ("Credit Bid Transaction").

Pursuant to the Credit Bid Transaction, Osisko will maintain its 9.6% diamond stream on the Renard mine and will continue to receive stream deliveries, and has agreed to continue to reinvest its proceeds from the stream for a period of one year from the date of closing of the Credit Bid Transaction. As of September 30, 2019, an amount of $3.5 million was advanced from the proceeds of the stream deliveries and is included in short-term investments.

In connection with the Credit Bid Transaction, Stornoway has applied on September 9, 2019 to the Superior Court of Québec (Commercial Division) for protection under the Companies’ Creditors Arrangement Act in order to restructure its business and financial affairs.

Concurrently with entering into the LOI, Osisko and certain of the Secured Creditors have entered into a definitive and binding working capital facility agreement with Stornoway providing for a working capital facility in an initial amount of $20.0 million, which facility is secured by a priority charge over the assets of Stornoway. Osisko’s attributable portion of the working capital facility will be approximately $7.0 million, of which $2.5 million was advanced as of September 30, 2019. The working capital facility provides the financing and liquidity required to ensure that the Renard mine continues to operate in an uninterrupted manner.

The Credit Bid Transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company now holding the Renard diamond mine, which will be considered as an associate from that date.

19.	Proposed acquisition of Barkerville Gold Mines Ltd.

On September 23, 2019, Osisko announced that it has entered into a definitive agreement with Barkerville Gold Mines Ltd. ("Barkerville"), an associate of the Company, pursuant to which Osisko has agreed to acquire all of the issued and outstanding common shares of Barkerville that it does not currently own, by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia).

Under the terms of the Arrangement, each shareholder of Barkerville (excluding Osisko) will receive 0.0357 (the "Exchange Ratio") of a common share of Osisko for each common share of Barkerville held (approximately 13.5 million common shares of Osisko are expected to be issued). The Exchange Ratio implies consideration of $0.58 per Barkerville share, based on the closing price of Osisko shares on the Toronto Stock Exchange (TSX) on September 20, 2019, representing a 44% premium based on both companies’ trailing 20-day volume weighted average price as at September 20, 2019. The Exchange Ratio implies a total equity value of approximately $338.0 million on a fully-diluted in the money basis, inclusive of Barkerville shares held by Osisko. The Arrangement will require the approval of Barkerville shareholders at a special meeting scheduled to be held on November 15, 2019.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2019 and 2018
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19.	Proposed acquisition of Barkerville Gold Mines Ltd. (continued)

Upon completion of the transaction, which is expected to occur during the fourth quarter of 2019, current Osisko and Barkerville shareholders will hold approximately 91% and 9% of Osisko shares outstanding, respectively, based on the number of common shares outstanding as at September 30, 2019.

20.	Subsequent events

Dividends

On November 6, 2019, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on January 15, 2020 to shareholders of record as of the close of business on December 31, 2019.

2018 NCIB program

Between October 1, 2019 and November 6, 2019, the Company purchased for cancellation a total of 131,400 common shares under the 2018 NCIB program for $1.6 million (average acquisition price per share of $12.42).